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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                     Commission File No. 33-11686-01
                                        ------------

                  PLASTIC SPECIALTIES AND TECHNOLOGIES, INC.
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            (Exact name of registrant as specified in its charter)


      101 Railroad Avenue, Ridgefield, New Jersey 07657, (201) 941-2900
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                12 1/4% Senior Secured Notes due June 1, 1992
              13 1/8% Senior Subordinated Notes due June 1, 1997
         Warrants to purchase Common Stock, par value $.01 per share
                    Common Stock, par value $.01 per share
                    11 1/4% Senior Secured Notes due 2003
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           (Title of each class of securities covered by this Form)

                                     NONE
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               /X/
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date:

               12 1/4% Senior Secured Notes due June 1, 1992: 0
            13 1/8% Senior Subordinated Notes due June 1, 1997: 0
        Warrants to purchase Common Stock, par value $.01 per share: 0
                  Common Stock, par value $.01 per share: 1
                  11 1/4% Senior Secured Notes due 2003: 10
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        Pursuant to the requirements of the Securities Exchange Act of 1934,
PLASTIC SPECIALTIES AND TECHNOLOGIES, INC. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  November 24, 1998             By:  /s/   F. PATRICK SMITH
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                                      Name:      F. Patrick Smith
                                      Title:     Chief Executive Officer